EPSTEIN BECKER & GREEN, P.C.

ATTORNEYS AT LAW

150 N. MICHIGAN AVENUE
35TH FLOOR
CHICAGO, IL 60601-7553
312.499.1400
FAX: 312.845.1998
EBGLAW.COM
LOLA MIRANDA HALE
TEL: 312.499.1440
FAX: 312.845.1998
LHALE@EBGLAW.COM

December 2, 2008

Michael Karney
Attorney-Advisor
U.S. Securities and Exchange Commission
100 F St., N.E.
Mail Stop 7010
Washington, D.C. 20549

RE:	Z Trim Holdings, Inc. – Schedule 14A (amended) File No.: 1-32134

Dear Mr. Karney:

Reference is made to your letter dated December 1, 2008 and the comments to the amended preliminary proxy statement filed November 25, 2008 on behalf of Z Trim. We are filing herewith a revised preliminary proxy statement which we trust is responsive to your comments. Below is a summary of our response:

Proposal No. III

1.             The company has determined to select the one-for-thirty ratio and there will not be a range.

2.             The company has inserted the following language on page 16 of the proxy statement:

Although the company has not finalized any plans, proposals or arrangements, written or otherwise, due to its liquidity issues, management anticipates that it will need to engage in a capital raising transaction in the near future.

3.             The following language has been inserted on page 22 under the heading:
"Potential Anti-Takover Effect:

ATLANTA • CHICAGO • DALLAS • HOUSTON • LOS ANGELES • MIAMI
NEWARK • NEW YORK • SAN FRANCISCO • STAMFORD • WASHINGTON, D.C.

Michael Karney
December 2, 2008

There are no other provisions of our articles, bylaws, plans, agreements or other arrangements that have material anti-takeover consequences.

In addition to the foregoing the time for the meeting has been changed from 10:00 a.m. to 11:00 a.m.

I have been directed by the company to advise you that the company acknowledges that:

-	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Lola Miranda Hale
Lola Miranda Hale

LMH:pa
Enclosure

cc: Steven J. Cohen